UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)1

Celldex Therapeutics, Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title Class of Securities)

15117B103

(CUSIP Number)

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

Attn: General Counsel

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117B103	13D	Page 2 of 12

1	NAME OF REPORTING PERSON Medarex, Inc. S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON IRS Identification Number 22-2822175
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,889,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,889,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.14%
14	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 15117B103	13D	Page 3 of 12

15	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Bristol-Myers Squibb Company IRS Identification Number 22-0790350
16	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
17	SEC USE ONLY
18	SOURCE OF FUNDS* AF. OO
19	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
20	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER 0
	22	SHARED VOTING POWER 2,889,223
	23	SOLE DISPOSITIVE POWER 0
	24	SHARED DISPOSITIVE POWER 2,889,223
25	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,223
26	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
27	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.14%
28	TYPE OF REPORTING PERSON CO

CUSIP No. 15117B103	13D	Page 4 of 12

This Amendment No. 3 (the “Schedule 13D/A”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008 by Medarex, Inc. (“Medarex”), as amended. This Schedule 13D/A is also an initial filing by Bristol-Myers Squibb Company (“Bristol-Myers” and together with Medarex , the “Reporting Persons”).

Item 1.	Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Celldex Therapeutics, Inc., a Delaware corporation (“Celldex”), formerly known as AVANT Immunotherapeutics, Inc. (“AVANT”). Celldex’s principal executive offices are located at 119 Fourth Avenue, Needham, Massachusetts 02494.

Item 2.	Identity and Background

Medarex, a New Jersey corporation, is a biopharmaceutical company focused on the discovery, development and commercialization of fully human antibody-based therapeutic product candidates for the treatment of a wide range of diseases, including cancer, inflammation, autoimmune disorders and other life-threatening and debilitating diseases. Medarex’s principal place of business and executive offices are located at Route 206 & Provinceline Road, Princeton, New Jersey 08540.

This Schedule 13D/A is also an initial filing by Bristol-Myers, a Delaware corporation, with its principal executive offices at 345 Park Avenue, New York, New York 10154. Bristol-Myers may be deemed to be the beneficial owner of the Common Stock owned by Medarex by virtue of its acquisition of 100% of the voting shares of Medarex by means of a merger effective September 1, 2009. Bristol-Myers is principally engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products.

The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Persons are as set forth on Schedule A.

During the past five years, neither Medarex, nor, to Medarex’s knowledge, any of the directors and executive officers of Medarex listed in Schedule A (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

On June 11, 2007, Bristol-Myers resolved an investigation by the Antitrust Division of the U.S. Department of Justice (“DOJ”) into the proposed settlement of the PLAVIX* patent litigation by pleading guilty to two counts of violating 18 U.S.C Sec. 1001 (relating to false statements to a government agency) (the Plea) and paid a fine of $1 million. As part of the Plea, Bristol-Myers acknowledged that a former Bristol-Myers senior executive made oral representations to Apotex for the purpose of causing Apotex to conclude that Bristol-Myers would not launch an authorized generic in the event that the parties reached a final revised settlement agreement. Those representations included the former senior executive’s statement that he expected to oppose personally the launch of an authorized generic in the future, his statement that he expected to advocate against such a launch, and his implied suggestion that Bristol-Myers’s former Chief Executive Officer (CEO) shared his views. The failure to disclose this information to the FTC in connection with the FTC’s review of the Modified Agreement operated as incomplete and therefore false statements to the FTC. Bristol-Myers also acknowledged its responsibility for the conduct of the former senior executive.

CUSIP No. 15117B103	13D	Page 5 of 12

In addition, on September 28, 2007, Bristol-Myers, the DOJ and the Office of the U.S. Attorney for the District of Massachusetts finalized an agreement (the “Settlement Agreement”) in principle to settle several investigations involving Bristol-Myers’s drug pricing, sales and marketing activities. The Settlement Agreement, which provided for a civil resolution, resolved matters that had been actively investigated by and discussed with the DOJ and the U.S. Attorney for the District of Massachusetts over a number of years, including matters relating to (a) the pricing for certain products sold several years ago by a subsidiary of Bristol-Myers, which had been reimbursed by governmental health care programs; (b) financial relationships between that subsidiary and certain customers and other entities; (c) certain consulting programs; (d) the promotion of ABILIFY* for unapproved indications; (e) the calculation of certain Medicaid rebates for SERZONE (nefazodone hydrochloride); and (f) the pricing for certain of the Bristol-Myers’s products reimbursed by governmental health care programs. There were no criminal charges against Bristol-Myers with respect to those matters. Pursuant to the Settlement Agreement, Bristol-Myers agreed to pay $499 million plus interest to resolve the Federal and State claims, resulting in a total amount of approximately $516 million as of the settlement date.

During the past five years, except as discussed above, neither Bristol-Myers, nor, to Bristol-Myers’s knowledge, any of the directors and executive officers of Bristol-Myers listed in Schedule A (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock owned by Medarex were acquired by Medarex as the result of the merger of AVANT and Celldex, in March of 2008. Bristol Myers acquired Medarex by means of the merger described in Item 2 above.

Item 4.	Purpose of Transaction

Following the acquisition of Medarex by Bristol-Myers, the Reporting Persons reevaluated Medarex’s investment in Celldex. Medarex expects to make additional sales of the Common Stock reported in this Schedule 13D/A over time as market conditions permit in the open market or in private transactions.

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions listed in Item 4 of Schedule 13D. Although there is no present intention to do so, the Reporting Persons and/or any person named on Schedule A attached hereto may decide to discontinue any such sales or make purchases in the future either in the open market or in private transactions, subject to its or their evaluation of the Celldex’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons or any person named on Schedule A attached hereto, prospects for the respective businesses of the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

CUSIP No. 15117B103	13D	Page 6 of 12

Item 5.	Interest in Securities of the Issuer

The Reporting Persons beneficially own 2,889,223 shares of the Common Stock (9.14% of the Celldex’s issued and outstanding shares of Common Stock, based upon information set forth in the Celldex’s Form 10-Q for the quarter ended September 30, 2009, indicating that 31,602,188 shares of Common Stock were issued and outstanding on September 30, 2009). The Reporting Persons share voting and investment power with regard to all 2,889,223 shares of Common Stock that they beneficially own. Except as reported in Schedule A, none of the persons listed therein, to the knowledge of the Reporting Persons, is the beneficial owner of any shares of the Common Stock of Celldex.

The following dispositions of Common Stock were effected on the following dates and at the following prices in the past 60 days:

Date	No. of Shares	Price Per Share*

November 23, 2009	49,867	$4.92

November 24, 2009	21,758	$4.75

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

CUSIP No. 15117B103	13D	Page 7 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDAREX, INC.

Date:	November 25, 2009	By:	/s/ Sonia Vora
		Name:	Sonia Vora
		Title:	Secretary

BRISTOL-MYERS SQUIBB COMPANY

Date:	November 25, 2009	By:	/s/ Sandra Leung
		Name:	Sandra Leung
		Title:	Senior Vice President and General Counsel

CUSIP No. 15117B103	13D	Page 8 of 12

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MEDAREX, INC.

David Bonk	Director and Officer	Route 206 & Provinceline Road, Princeton NJ 08540	USA	Director, Vice President, Vice President & Associate General Counsel at Bristol-Myers Squibb Company

Joseph Campisi	Officer	Route 206 & Provinceline Road, Princeton NJ 08540	USA	Vice President Vice President & Senior Counsel, Corporate Development at Bristol-Myers Squibb Company

Jeffrey Galik	Director and Officer	Route 206 & Provinceline Road, Princeton NJ 08540	USA	Director and Treasurer Treasurer at Bristol-Myers Squibb Company

Dr. Jeremy Levin	Director and Officer	Route 206 & Provinceline Road, Princeton NJ 08540	USA, Great Britain	Director, President Senior Vice President Strategic Transactions at Bristol-Myers Squibb Company

Sonia Vora	Officer	Route 206 & Provinceline Road, Princeton NJ 08540	USA	Secretary Senior Counsel and Assistant Corporate Secretary at Bristol-Myers Squibb Company

CUSIP No. 15117B103	13D	Page 9 of 12

EXECUTIVE OFFICERS AND DIRECTORS OF BRISTOL-MYERS SQUIBB COMPANY

Name	Position with Bristol- Myers Squibb Company	Principal Business Address	Citizenship	Present Principal Occupation

Lamberto Andreotti	Executive Officer and Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	Italy	Director, President and Chief Operating Officer

Joseph Caldarella	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	USA	Vice President and Corporate Controller

Beatrice Cazala	Executive Officer	Bristol-Myers Squibb Company, 3 rue Joseph Monier, BP 325 Rueil-Malmaison Cedex 92506, France	France	President, Global Commercialization and President, Europe

Lewis B. Campbell	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Chairman of the Board of Directors, President and Chief Executive Officer of Textron Inc.

John E. Celentano	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	President, Emerging Markets and Asia Pacific

James M. Cornelius	Executive Officer and Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Chairman of the Board of Directors and Chief Executive Officer

Brian Daniels	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	USA	Senior Vice President, Global Development and Medical Affairs, Research and Development

Louis J. Freeh	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	President of Freeh Group International Solutions, LLC and Managing Partner Freeh Sullivan Sporkin, LLP

CUSIP No. 15117B103	13D	Page 10 of 12

Laurie H. Glimcher, M.D.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School

Michael Grobstein	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Retired

Anthony C. Hooper	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Princeton, NJ 08540	USA	President, Americas

Jean-Marc Huet	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	Netherlands	Executive Vice President and Chief Financial Officer

Leif Johansson	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	Sweden	President of AB Volvo and Chief Executive Officer of the Volvo Group

Alan J. Lacy	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Advisor to Oak Hill Capital Partners, L.P.

Sandra Leung	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Vice President, General Counsel and Corporate Secretary

Anthony A. McBride	Executive Officer	Bristol-Myers Squibb Company, Route 206 & Provinceline Road, Lawrenceville, NJ 08543	USA	Senior Vice President, Human Resources

Carlo de Notaristefani	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	Italy	President, Technical Operations and Global Support Functions

Vicki L. Sato, Ph.D.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Professor of management practice at the Harvard Business School and Professor of molecular and cell biology at Harvard University

CUSIP No. 15117B103	13D	Page 11 of 12

Elliott Sigal, M.D., Ph.D.	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Executive Vice President, Chief Scientific Officer and President, Research and Development

Togo D. West, Jr.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Chairman of the Board of Directors of TLI Leadership Group and Chairman of the Board of Directors of Noblis, Inc.

R. Sanders Williams, M.D.	Director	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Vice Chancellor for Academic Affairs at Duke University Medical Center

Robert T. Zito	Executive Officer	Bristol-Myers Squibb Company, 345 Park Avenue, New York, NY 10154	USA	Senior Vice President, Corporate and Business Communications and Chief Communications Officer